CaDraftTech LLC
Profit Loss
January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Income	
Sales	51,296.00
Total Income	51,296.00
Gross Profit	51,296.00
Expense	
Auto	4,583.00
Bank Charges	645.00
Insurance	972.00
Legal and Professional	300.00
License and Permits	141.00
Meals	3,848.00
Office Expense	3,284.00
Outside Services	3,170.00
Parking	1,433.00
Repairs	591.00
Supplies	
MoreBeer	3,658.00
NorCalDraft	1,985.00
Rapids Wholesale	974.00
Acu Precision	1,151.00
MicroMatic	2,080.00
Total Office Supplies	9,848.00
Telephone	2,130.00
Ultilities	103.00
Total Expense	31,048.00
Net Ordinary Income	20,248.00
Net Income	**20,248.00**